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                             January 10, 2022

       Weidong Luo
       Chief Executive Officer
       Aurora Mobile Limited
       14/F, China Certification and Inspection Building
       No. 8, Keji South 12th Road, Nanshan District
       Shenzhen, Guangdong 518057
       People   s Republic of China

                                                        Re: Aurora Mobile
Limited
                                                            Registration
Statement on Form F-3
                                                            Filed November 10,
2021
                                                            File No. 333-260944

       Dear Mr. Luo:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the business operations.
Refrain from using terms such as    we    or    our    when describing
                                                        activities or functions
of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct
operations in China, that the VIE is consolidated for accounting purposes but is not an
entity in which you own equity, and that the holding company does not conduct operations.
Disclose clearly the entity (including the domicile) in which
 Weidong Luo
Aurora Mobile Limited
January 10, 2022
Page 2
         investors are purchasing an interest.
2. Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions the company has satisfied for consolidation of the VIE under U.S. GAAP. The disclosure also should clarify that you are the primary beneficiary of the VIE for accounting purposes.
         These disclosures should be reflected throughout the filing.
3. Provide prominent disclosure about whether the PCAOB is able to investigate completely your auditor and whether and how the Holding Foreign Companies Accountable Act will impact your business.
4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
          Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
Our Company, page 4

5. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please move the condensed consolidating schedule to the prospectus summary.
6. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of
the VIE   s
       operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Additionally, describe the consequences to you and your investors if you, your subsidiaries or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions
FirstName LastNameWeidong Luo
       or approvals are not required, or (iii) applicable laws, regulations, or interpretations
Comapany   NameAurora
       change              MobiletoLimited
               and it is required   obtain such permissions or approvals in the
future.
January 10, 2022 Page 2
FirstName LastName
 Weidong Luo
FirstName  LastNameWeidong   Luo
Aurora Mobile  Limited
Comapany
January 10,NameAurora
            2022       Mobile Limited
January
Page 3 10, 2022 Page 3
FirstName LastName
7.       We note your disclosure that    the WFOE has not paid dividends and
will not be able to
         pay dividends until it generates accumulated profits and meets the requirements for
         statutory reserve funds.    Please clarify whether or not you have
paid dividends to your
         investors.
8. Please disclose whether the PCAOB has been or is currently unable to inspect your auditor.
Risk Factors, page 14

9. Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on
         December 16, 2021 and whether and how the Holding Foreign Companies Accountable
         Act and related regulations will affect your company.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch
Chief, at 202-551-3453 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Julie Gao